

Pernod Ricard

May 27th, 2003



AP/DD/215.2003

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

For the attention of Mrs Felicia KUNG

Subject : Exemption Request for ADR's under Rule 12g3-2 (b)

Dear Mrs KUNG,

You will find, here enclosed, a press-release concerning our Company and delivered to the French Market.

Wishing you a good receipt of this document,

Yours sincerely,

Antoine PERNOD

Encl. : 1page



Pernod Ricard

Pernod Ricard sells its calvados business

Paris, May 26th 2003 - Pernod Ricard today announces that it has sold its calvados business, Distillerie Busnel, to La Martiniquaise. The sale epitomises Pernod Ricard's drive to refocus on its top-priority brands and markets. It also enables La Martiniquaise to consolidate its calvados operations in France and to take the number-one position in this market.

Pernod Ricard remains the exclusive distributor for the Anée, Busnel, Beaujour and Lancelot brands in the on-trade market in France, and also distributes Busnel to leading export markets.

Distillerie Busnel sold 1.45 million litres of calvados in 2002, generating sales of €7 million.

Contacts

Francisco de la Vega / Media Tel: +33 (0)1 41 00 40 95
Patrick de Borredon / Investor Relations Tel: +33 (0)1 41 00 41 71

For more information about Pernod Ricard, please visit our website :
www.pernod-ricard.com